

June 11, 2013

Via Email
David A. Penkrot
Senior Vice President
Chase Issuance Trust
c/o Chase Bank USA, National Association
White Clay Center Building 2000
Route 273
Newark, Delaware 19711

Re:	**Chase Issuance Trust**
	First USA Credit Card Master Trust
	Form 10-K for the Fiscal Year Ended December 31, 2012
	Filed March 29, 2013
	File No. 333-67076-02

Dear Mr. Penkrot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 33.1

1. We note that Chase Bank USA, National Association's report on their assessment of compliance with applicable servicing criteria states that Item 1122(d)(3)(iii) is an inapplicable servicing criteria. However, in both Exhibit K to the third amended and restated pooling and servicing agreement, dated as of December 19, 2007, by and between Chase Bank USA, National Association and BNY Mellon Trust of Delaware, and Exhibit G to the third amended and restated transfer and servicing agreement, dated December 19, 2007, by and among Chase Bank USA, National Association, Chase Issuance Trust and Wells Fargo Bank, National Association, which are both incorporated by reference in the Form 10-K for the fiscal year ended December 31, 2012, the servicer

or subservicer is responsible for Item 1122(d)(3)(iii). Please supplementally explain how Chase Bank USA, National Association, is responsible for Item 1122(d)(3)(iii) in its role as servicer under both the third amended and restated pooling and servicing agreement and the third amended and restated transfer and servicing agreement when it disclaims responsibility for that item on a platform-basis in Exhibit 33.1.

Exhibit 33.3

2. We note that BNY Mellon Trust of Delaware's report on their assessment of compliance with applicable servicing criteria lists Items 1122(d)(1)(iv), 1122(d)(4)(vi), 1122(d)(4)(viii) and 1122(d)(4)(xiv) among those that are not applicable to their platform. However, in the chart set forth on Exhibit J to the pooling and servicing agreement, dated as of December 19, 2007, by and between Chase Bank USA, National Association and BNY Mellon Trust of Delaware, which is incorporated by reference in the Form 10-K for the fiscal year ended December 31, 2012, shows that the trustee is responsible for Items 1122(d)(1)(iv), 1122(d)(4)(vi), 1122(d)(4)(viii) and 1122(d)(4)(xiv). Please supplementally explain how BNY Mellon, as trustee, is responsible for Items 1122(d)(1)(iv), 1122(d)(4)(vi), 1122(d)(4)(viii) and 1122(d)(4)(xiv) in its role as trustee under the third amended and restated pooling and servicing agreement when it disclaims responsibility for those items on a platform-basis in Exhibit 33.3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Stasny, Special Counsel, at 202-551-3674 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief